UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                          HOMETOWN AUTO RETAILERS, INC.

                                (Name of Issuer)

                   COMMON STOCK, CLASS A & B, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    437858103
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)
      [_] Rule 13d-1(c)
      [X] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437858103

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1)    Names of Reporting Persons.
      I.R.S.  Identification  Nos.  of Above  Persons  (entities  only)
        COREY E. SHAKER
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2)     Check the Appropriate Box if a Member of a Group         (a) [_]
        (See Instructions)                                      (b) [_]

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3)    SEC Use Only

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4)    Citizenship or Place of Organization
                 UNITED STATES OF AMERICA
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     Number  of  Shares     5)     Sole Voting Power                  485,294
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared Voting Power                   0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole Dispositive Power             485,294
                            ---------------------------------------------------
                            8)     Shared Dispositive Power              0

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9)    Aggregate Amount Beneficially Owned by Each Reporting Person    485,294

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10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                 [_]

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11)   Percent of Class Represented by Amount in Item 9                 6.48%

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12)   Type of Reporting Person (See Instructions)

                  IN
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

ITEM 1.

(A)   NAME OF ISSUER
      HOMETOWN AUTO RETAILERS, INC.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
      1309 SOUTH MAIN STREET, WATERBURY, CT 06706

ITEM 2.

(A)   NAME OF PERSONS FILING
      COREY E. SHAKER

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
      c/o HOMETOWN AUTO RETAILERS, INC., 1309 SOUTH MAIN STREET, WATERBURY, CT 06706

(C)   CITIZENSHIP
      UNITED STATES OF AMERICA

(D)   TITLE OF CLASS OF SECURITIES
      COMMON STOCK, CLASS A & B, $0.001 PAR VALUE

(E)   CUSIP NUMBER
      437858103

ITEM  3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___   An   investment    adviser   in   accordance   with   240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM  4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:   485,294

      (b)   Percent of class: 6.48%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 485,294

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 485,294

      (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE

ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE

ITEM  9. NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE

Dated: February 14, 2005


                                   By:  /s/  COREY E. SHAKER
                                        ----------------------------
                                        Name:  COREY E. SHAKER
                                        Title: